SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549




SCHEDULE 13D


Under the Securities Exchange Act of 1934


JALATE LTD.
(Name of issuer)


COMMON STOCK
(Title of class of securities)


470145103
(CUSIP number)


Don A. Sanders, 3100 Chase Tower
Houston, Texas  77002  (713) 224-3100
(Name, address and telephone number of person authorized to receive notices and communications)


November 12, 1997
(Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box.

         Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a pervious statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)


(Continued on following pages)

SCHEDULE 13D




CUSIP No.       470145103

1        NAME OF REPORTING PERSON     S.S. OR I.R.S.
IDENTIFICATION NO. OF ABOVE PERSON

                  DON A SANDERS

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   (
                                                                 (b)   (

3 SEC USE ONLY


4 SOURCE OF FUNDS*

         PF , 00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(E) (


6 CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

                       7      SOLE VOTING POWER
NUMBER OF                     271,700
SHARES
BENEFICIALLY           8      SHARED VOTING POWER
OWNED BY
EACH
REPORTING              9      SOLE DISPOSITIVE POWER
PERSON WITH                   271,700

                      10      SHARED DISPOSITIVE POWER
                              39,500

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     311,200

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.1449%

14   TYPE OF REPORTING PERSON*
     IN




Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock (the "Common Stock") of Jalate LTD., whose principal executive office is located at 1675 South Alameda Street, Los Angeles, CA 90021

Item 2.  Identity and Background

         This statement is filed on behalf of Don A. Sanders, a U.S. Citizen ("Sanders" or "Reporting Person"), whose business address is 3100 Chase Tower, Houston, Texas 77002. Sanders currently serves as the Chairman of the Executive Committee of Sanders Morris Mundy, Inc., an investment banking firm, whose address is 3100 Chase Tower, Houston, Texas 77002.

         Sanders has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Sanders, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

         The funds used or to be used in making purchases of the Issuer's Common Stock are personal funds of Sanders.

         In the case of the Client Shares (as defined) and Spouse's shares (as defined), the Reporting Person uses funds in the applicable Client's (as defined) and Spouse's brokerage account at Sanders Morris Mundy Inc. ("SMM"); however, the Reporting person has directed the Clients' and Spouse's accounts to purchase Common Stock from time to time through margin accounts by margining marginable securities in such accounts. The Reporting person may direct some or all of the Clients' and Spouse's accounts to acquire additional Common Stock; some or all of such purchases may be purchased through margin accounts or borrowings, to the extent legally permitted.

Item 4.  Purpose of Transaction.

         The securities of the Issuer were acquired by the Reporting Person and his Spouse ("Spouse") in open market transactions and privately negotiated transactions and for the Clients for investment purposes only. Sanders currently intends to review continuously his equity interest in the Issuer and may or may not seek involvement in the Issuer's affairs. Depending upon his evaluation of the Issuer's business and prospects and upon future developments, Sanders, or other entities that may be deemed to be affiliates of Sanders, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any such additional purchases of the securities may be in open market or privately negotiated transactions or otherwise.

         Except as described in this Item 4, the Reporting Person has no present plans or proposals which relate or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change to the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any actions similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                  The Reporting Person directly owns 271,700 shares (The "Reporting Person Shares") of Common Stock and has the shared power to dispose of or direct the disposition of 26,000 shares of Common Stock (the "Client Shares") of certain of the Reporting Person's clients (the "Clients) from whom the Reporting Person has been granted the right to dispose of or direct the disposition of the Client Shares. The Reporting Person's Spouse directly owns 13,500 shares of Common Stock ("Spousal Shares"). The Client Shares together with the Reporting Person Shares and the Spousal Shares represent an aggregate of 9.1449% of the Common Stock.

                  The Reporting Person has the sole power to vote or to direct the vote, and to dispose of or to direct the disposition of the Reporting Person Shares and the shared power to dispose of or to direct the disposition of the Client Shares.

                  The Reporting Person claims no beneficial ownership of dispositive powers with regard to the Spousal Shares.

                  The following table lists all of the Reporting Person's transactions involving Common Stock during the last 60 days. There have been no transactions on the Clients' behalf in the last 60 days.


Date                       Number of Shares          Price per Share

11/12/97                   100,000                            1.5000

11/13/97                    35,000                            1.6870

11/11/97                   136,700                            1.6870

                  The Reporting person has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, 271,700 shares of Common Stock, while the applicable Client has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of the applicable Client Shares.

         The following table lists all of the Spousal transactions involving Common Stock during the last 60 days:

Date                       Number of Shares          Price per Share

11-11-97                   10,000                       1.6870


         The Spouse has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of 13,500 shares of Common Stock.

    (e)  n/a


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         SMM, the Reporting Person's employer, maintains discretionary accounts on behalf of its clients, including the Clients. Under the agreements governing such accounts, the client grants to an account executive such as the Reporting person, a power of attorney to sell or purchase securities on such client's behalf in such accounts. The Reporting person has been designated as the sole attorney-in-fact for Clients accounts holding the Clients Shares. To effect trades for discretionary accounts, SMM acts as introducing and executing broker to Broadcort Capital Corp ("BCC) which acts as clearing broker. BCC also acts as custodian of shares maintained in discretionary accounts, such as the Client's accounts. The form of the contract between BCC and each discretionary account customer covering maintenance and the terms of customer margin accounts is attached as Exhibit A. Such arrangements are made on terms that are customary in the brokerage industry. The related form of Power of Attorney for client accounts is attached as Exhibit B.

         The Reporting person may have from time to time purchased or directed the purchase of Common Stock in margin accounts using borrowings that are available because of maintenance in the applicable account of marginable securities.

         Except as described above, the Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures

         In accordance with Section 240.13d-7, the Reporting person expressly declares that the filing of this Schedule shall not be construed as an admission that he is, for the purposed of Section 13(d) or Section 13(g) the Securities Exchange Act of 1934, as amended, the beneficial owner of any Common Stock other than the Reporting Person Shares.


Item 7.  Materials to be Filed as Exhibits.

         Exhibit         Title

          A              Form of Margin Account Agreement
          B              Form of Power of Attorney


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this filing is true, correct and complete.

Dated __December 31, 1998

/s/ Don A. Sanders
Don A. Sanders